September 2009 Pricing Sheet dated September 23, 2009 relating to Preliminary Terms No. 180 dated September 1, 2009 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Contingent Coupon Commodity-Linked Capital Protected Notes due September 30, 2014
Based on the Performance of a Diversified Commodity Basket of Eight Physical Commodities and Two Commodity Indices
PRICING TERMS – SEPTEMBER 23, 2009
Issuer:	Morgan Stanley
Aggregate Principal Amount:	$4,717,000
Issue Price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated Principal Amount:	$1,000 per note
Pricing Date:	September 23, 2009
Original Issue Date:	September 30, 2009 (5 business days after the pricing date)
Maturity Date:	September 30, 2014
Principal Protection:	100% at maturity
Basket:	Underlying Commodities	Bloomberg Ticker Symbol*	Weighting	Initial Component Level
	Copper – Grade A	LOCADY	10%	$6,111
	Corn – CBOT	C 1	10%	330.25¢
	Gold	GOLDLNPM	10%	$1,010.25
	Platinum	PLTMLNPM	10%	$1,325
	Silver	SLVRLN	10%	1,710¢
	West Texas Intermediate light sweet crude oil	CL1	10%	$68.97
	Natural Gas	NG1	10%	$3.86
	Soybeans – CBOT	S 1	10%	920.5¢
	S&P GSCI™ Wheat Index–Excess Return	SPGCWHP	10%	19.79303
	S&P GSCI™ Livestock Index–Excess Return	SPGCLVP	10%	193.6420

* Bloomberg ticker symbols are being provided for reference purposes only. The initial component levels on the pricing date were determined, and the periodic component levels on any valuation date, of each underlying commodity, will be determined based on the closing levels published by the relevant exchange or the underlying index publisher, as applicable.

Contingent Coupon:
The contingent coupon will only be payable on the relevant coupon payment date if the level of the weighted basket of underlying commodities has increased from the level on the pricing date.  The contingent coupon will be equal to the greater of (i) zero and (ii) the product of: (x) $1,000 and (y) the contingent coupon rate, as measured on the related valuation date.  No contingent coupon will be payable on the relevant coupon payment date if the weighted basket of underlying commodities has not appreciated as a whole above the level of the basket on the pricing date.

Contingent Coupon Rate:
The contingent coupon rate for each coupon payment date will equal the sum of the products of the component return, as determined on the valuation date immediately preceding such coupon payment date, times the weighting of such underlying commodity, for each underlying commodity.

Component Return:
The component return of an underlying commodity on any valuation date will be calculated separately for each underlying commodity and will be an amount, expressed as a percentage, equal to: (periodic component level – initial component level) / initial component level, provided, however, that the component return for any underlying commodity will be no greater than the capped component return and no less than the component return floor.

Capped Component Return:	12% for each underlying commodity
Component Return Floor:	-10% for each underlying commodity
Initial Component Level:	For each underlying commodity, the closing level of such underlying commodity on the pricing date
Periodic Component Level:	For each underlying commodity, the closing level of such underlying commodity on the relevant valuation date
Valuation Dates:	September 23, 2010, September 23, 2011, September 21, 2012, September 23, 2013, and September 23, 2014
Coupon Payment Dates:	September 30, 2010, September 30, 2011, September 28, 2012, September 30, 2013 and the Maturity Date
Payment at Maturity per Note:	$1,000 + any contingent coupon payable on the maturity date
CUSIP:	617482GV0
ISIN:	US617482GV05
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	100%	3.00%	97.00%
Total	$4,717,000	$141,510	$4,575,490
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $990.00 per note.  Please see “Syndicate Information” on page 8 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.
“S&P GSCITM” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 180 dated September 1, 2009
Prospectus Supplement for Commodity-Linked Capital Protected Notes dated December 23, 2008
Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.